SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 12 April 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

FLETCHER CHALLENGE FORESTS LIMITED – ASX LISTING: ASX FOREIGN EXEMPT CATEGORY

Auckland, 12 April 2002 – Fletcher Challenge Forests has been advised by the Australian Stock Exchange that the ASX intends to proceed with its proposed listing rule amendments which alter certain thresholds for continuing listing under the Foreign Exempt Category. These rules currently relieve certain qualified New Zealand companies, such as Fletcher Challenge Forests, from compliance with most of the ASX's listing rules, on the basis that such companies comply with the listing rules of the New Zealand Stock Exchange.

Following such amendments, Fletcher Challenge Forests will not meet the new thresholds requiring either net tangible assets of A$2 billion or operating profit for each of the past three years of at least A$200 million.

In order to maintain the company's ASX listing, Fletcher Challenge Forests proposes to apply for full listing on the ASX.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Fletcher Challenge Forests owns or manages almost 300,000 hectares of fast growing environmentally certified forest, and ten saw-milling and re-manufacturing facilities, all in the Central North Island of New Zealand. Fletcher Challenge Forests markets solid wood products to all major markets in the Pacific Rim and North America. Further information on Fletcher Challenge Forests can be found at the Fletcher Challenge Forests web site, at http://www.fcf.co.nz.